UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2023

Commission File Number: 001-39169

Natura &Co Holding S.A.

(Exact name of registrant as specified in its charter)

Avenida Alexandre Colares, No. 1188, Sala A17-Bloco A

Parque Anhanguera

São Paulo, São Paulo 05106-000, Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40‑F:

Form 20-F ☒                Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes   ☐                 No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes   ☐                 No  ☒

Publicly Held Company

CNPJ/ME 32.785.497/0001-97

NOTICE TO THE MARKET

Natura &Co Holding S.A. (B3: NTCO3; NYSE: NTCO) (“Company”) informs its shareholders and the market in general that Angela Cretu will be stepping down as Chief Executive Officer (CEO) of Avon Products, Inc. (“API”) as of January 1st, 2024. We would like to thank her for her leadership and strong contribution to the Avon business. Under Angela’s leadership, Avon initiated a successful turnaround strategy, streamlining its operating model and radically simplifying its portfolio. As CEO, Angela reignited Avon’s purpose-driven campaigning, empowering women to embrace their power and improve their lives with accessible world-class beauty and flexible earning and learning opportunities, whilst supporting causes like breast cancer and gender-based violence. After a landmark 25 years with the company, Angela Cretu will continue to support the Avon business acting as a senior advisor to Avon.

Kristof Neirynck, currently API´s Chief Marketing Officer and Managing Director for Western Europe, will be the new CEO of Avon. Kristof excels in business turnarounds and driving step-change growth and as Chief Marketing Officer for Avon for the past two years, he drove a complete brand relaunch and is focused on gross margin improvement. Before joining Avon, Kristof served as the Chief Marketing Officer for Global Brands at Walgreens Boots Alliance (WBA). In this role, he oversaw a portfolio of 20+ owned brands across Beauty and Consumer Healthcare. Prior to WBA, he spent 13 years at P&G, where he held leadership positions in key divisions.

Alessandro Carlucci will rejoin the Natura &Co group as a senior advisor to Avon to assist in its continued performance turnaround and further unlocking sustainable value. Carlucci, who served as CEO of Natura Cosméticos S.A. from 2005 to 2014, brings a wealth of experience from chairman roles in organizations like BSR and Arezzo &Co, along with his presidency of the World Federation of Direct Sales Associations from 2012 to 2014.

São Paulo, November 30, 2023.

NATURA &CO HOLDING S.A.

Guilherme Strano Castellan

Chief Financial and Investor Relations Officer

Companhia Aberta

Publicly Held Company

CNPJ/ME 32.785.497/0001-97

COMUNICADO AO MERCADO

Natura &Co Holding S.A. (B3: NTCO3; NYSE: NTCO) (“Companhia”) informa os seus acionistas e o mercado em geral que Angela Cretu deixará o cargo de Presidente da Diretora Executiva (Chief Executive Officer - CEO) da Avon Products, Inc. ("API") a partir de 1º de janeiro de 2024. Gostaríamos de agradecer a ela por sua liderança e forte contribuição para os negócios da Avon. Sob a liderança de Angela, a Avon iniciou uma estratégia bem-sucedida de reestruturação (turnaround), simplificando seu modelo operacional e simplificando radicalmente o portfólio de produtos. Como CEO, Angela reacendeu as campanhas da Avon pautadas em propósito, empoderando as mulheres para que pudessem abraçar seu poder e melhorar suas vidas com oportunidades acessíveis de beleza, proporcionando ganhos de renda e aprendizados flexíveis e, ainda, apoiando causas como câncer de mama e violência de gênero. Após 25 anos marcantes na empresa, Angela Cretu continuará a apoiar os negócios da Avon atuando como uma consultora sênior.

Kristof Neirynck, atual Diretor de Marketing da API e Diretor Executivo para a API Europa Ocidental, será o novo CEO da Avon. Kristof se destaca em reestruturações empresariais e impulsionando um crescimento significativo como Direto de Marketing da Avon nos últimos dois anos. Neste período, Kristof liderou um relançamento completo da marca, com foco na melhoria da margem bruta. Antes de ingressar na Avon, Kristof atuou como Diretor de Marketing para marcas globais na Walgreens Boots Alliance (WBA). Nesse cargo, ele supervisionou um portfólio de mais de 20 marcas próprias nas áreas de Beleza e Saúde do Consumidor. Antes da WBA, trabalhou 13 anos na P&G, onde ocupou cargos de liderança em divisões-chave.

Alessandro Carlucci retornará ao grupo Natura &Co como consultor sênior da Avon para auxiliar na sua contínua recuperação de desempenho e destravamento de valor sustentável. Carlucci, que foi CEO da Natura Cosméticos S.A. de 2005 a 2014, traz uma vasta experiência de cargos de presidente em organizações como BSR e Arezzo &Co, juntamente com sua presidência na World Federation of Direct Sales Associations de 2012 a 2014.

São Paulo, 30 de novembro de 2023.

NATURA &CO HOLDING S.A.

Guilherme Strano Castellan

Diretor Financeiro e de Relações com Investidores

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NATURA &CO HOLDING S.A.
By:	/s/ Guilherme Strano Castellan
	Name:	Guilherme Strano Castellan
	Title:	Principal Financial Officer

By:	/s/ Itamar Gaino Filho
	Name:	Itamar Gaino Filho
	Title:	Chief Legal and Compliance Officer

Date: November 30, 2023